FORM 4	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL
Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940

OMB Number: 3235-0287 Expires: January 31, 2005 Estimated average burden hours per response. . .0.5 Filed By Romeo & Dye's Instant Form 4 Filer www.section16.net

1. Name and Address of Reporting Person* Moczulski, Kenneth S.	2. Issuer Name and Ticker or Trading Symbol Crescent Real Estate Equities Company (CEI)		6. Relationship of Reporting Person(s) to Issuer (Check all applicable) Director 10% Owner X Officer (give title below) Other (specify below) President of Investments and Chief Investment Officer
(Last) (First) (Middle) 777 Main Street Suite 2100	3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4. Statement for Month/Day/Year 11/07/02
(Street) Fort Worth, Texas 76102		5. If Amendment, Date of Original (Month/Day/Year)	7. Individual or Joint/Group Filing (Check Applicable Line) X Form filed by One Reporting Person Form filed by More than One Reporting Person
(City) (State) (Zip)	Table I — Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Trans- action Date (Month/ Day/ Year)	2A. Deemed Execution Date, if any (Month/Day/ Year)	3. Trans- action Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 & 5)			5. Amount of Securities Beneficially Owned Follow- ing Reported Transactions(s) (Instr. 3 & 4)	6. Owner- ship Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	Amount	(A) or (D)	Price
Common Shares	11/07/02		P		17	A	$15.49		D
Common Shares	11/07/02		P		457	A	$15.44		D
Common Shares	11/07/02		G(1)	V	474	D		0	D
Common Shares	NA							200	I	By Trust(3)
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
* If the form is filed by more than one reporting person, see Instruction 4(b)(v).

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FORM 4 (continued)	Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 3)	2. Conver- sion or Exercise Price of Derivative Security	3. Trans- action Date (Month/ Day/ Year)	3A. Deemed Execution Date, if any (Month/ Day/ Year)	4. Trans- action Code (Instr. 8)		5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 & 5)		6. Date Exercisable and Expiration Date (Month/Day/ Year)		7. Title and Amount of Underlying Securities (Instr. 3 & 4)		8. Price of Derivative Security (Instr. 5)	9. Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr. 4)	10. Owner- ship Form of Deriv- ative Security: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
				Code	V	(A)	(D)	Date Exer-cisable	Expira- tion Date	Title	Amount or Number of Shares
Option (Right to Buy)	$35.02 ($17.51)	02/19/02		A	V	175,000		(2)	02/18/12	Units (Common Shares)	175,000 (350,000)	NA	175,000	D

Explanation of Responses:

(1) Contributed to Crescent Scholarship Fund, a Texas nonprofit corporation; Reporting Person has no pecuniary interest in securities held by that entity.
(2) Represents an option to purchase 175,000 Units of limited partnership of Crescent Real Estate Equities Limited Partnership ("Operating Partnership") at exercise price of $35.02 per Unit, granted in a transaction exempt under Rule 16b-3. A Unit of limited partnership of the Operating Partnership is exchangeable for two common shares of Issuer, subject to normal antidilution adjustments, or cash equivalent to market value of two common shares of Issuer, at the discretion of Issuer and, accordingly, shown parenthetically in Columns 2 and 7 are per share equivalents. Option becomes exercisable in 20% increments on the first, second, third, fourth and fifth anniversary dates of the grant.
(3) The Kenneth and Cara Moczulski Living Trust, dated June 24, 1999 (the "Trust"). Reporting Person and his spouse are each Co-Settlors , Co-Beneficiaries, and Co-Trustees of the Trust. Reporting Person disclaims beneficial ownership of all shares held by the Trust in excess of his pecuniary interest in the Trust; this report shall not be deemed an admission that Reporting Person is the beneficial owner of such securities for purposes of Section 16 or for any other purpose.

By: /s/ David M. Dean, As Attorney-In-Fact on Behalf of Reporting Person **Signature of Reporting Person	12/11/02 Date

**Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed.
          If space is insufficient, See Instruction 6 for procedure.

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